                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                            NETSOL INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    64115A105
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 11, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         NetSol Shareholders Group, LLC
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      1
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 1
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105


(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.
         ----------------------------------------------------------------------
         I.R.S. Indentification No. - 98-0198093

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        2,175,200
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   2,175,200
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,175,200
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.76%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners II, L.P.
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      181,300
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 181,300
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         181,300
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.56%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PSM International Limited
         ----------------------------------------------------------------------
         I.R.S. Identification No. - n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(6)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Isle of Man
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      100,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 100,000
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000
         ----------------------------------------------------------------------

(13)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .86%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Henry Vogel
         ----------------------------------------------------------------------
         I.R.S. Identification No. n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        463,240
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   463,240
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         463,240
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         IN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 SECURITY AND ISSUER

         The Schedule 13D filed with the U.S. Securities and Exchange
Commission (the "SEC") on April 26, 2001, by Blue Water Master Fund, L.P., a limited partnership formed in Curacao, Netherland Antilles, relating to the common shares, $.001 par value (the "Shares") of NetSol International, Inc., a Nevada Corporation (the "Issuer") as amended on April 27, 2001, is hereby amended to furnish and restate the information set forth herein. The address of the principal executive offices of the Issuer is 24025 Park Sorrento, Suite 220, Calabasas, CA 91302.

ITEM 2 IDENTITY AND BACKGROUND

(a) NetSol Shareholders Group, LLC (the "Group"), a Nevada limited liability company, whose managers are David Bahr and Blue Water Master Fund, L.P. ("BW Master Fund").

         BW Master Fund, a limited partnership whose general partner is Blue Water Partners, L.L.C.

         Blue Water Partners II, L.P. ("BW Partners"), a limited partnership whose general partner is Blue Water Partners, L.L.C.

         PSM International Limited ("PSM"), a corporation.

         Dr. Henry Vogel ("Dr. Vogel"), an individual (BW Master Fund, BW Partners, PSM, and Dr. Vogel, collectively, the "Registrants").

(b)      Group -- 2240 Encinitas Boulevard, #242D, Encinitas,
California 92024

         BW Master Fund -- c/o Citco Fund Services, Kaya Flamboyan 9, Curacao, Netherland Antilles

         BW Partners -- 6 Chanticlare, Manhasset, New York 11030

         PSM -- The Old Rectory, Tot Hill, Alfoed Links, UK

         Dr. Vogel -- 143 Maple Avenue, Cedarhurst, New York 11516

(c)      Group -- Shareholders group

         BW Master Fund -- Investment trading and management

         BW Partners -- Investment trading and management

         PSM -- Consulting corporation

         Dr. Vogel -- Doctor of Psychotherapy

(d) None of the Registrants has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Registrants has during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)      Citizenship;

         Group -- Nevada

         BW Master Fund -- British Virgin Islands

         BW Partners -- Delaware

         PSM -- United Kingdom

         Dr. Vogel -- USA

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The aggregate amount of shares purchased were 2,919,741 (the "Registrants' Shares"). The sources of funding for the purchase of the Registrants' Shares were the personal funds of Dr. Vogel and the working capital of each of the Group, BW Master Fund, BW Partners and PSM.

ITEM 4 PURPOSE OF TRANSACTION

            The Group was formed on April 25, 2001. Robert J. Harman and Susan
P. Harman have left the Group.

            Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER


(a) As of the close of business on May 9, 2001, Registrants may be deemed to beneficially own, in the aggregate, 2,919,741 Shares, representing approximately 25.19% of the Issuer's outstanding Shares (based upon the 11,592,997 Shares stated to be outstanding as of April 10, 2001, by the Issuer in the Issuer's Form S-3 Registration Statement, filed with the Securities and Exchange Commission on April 24, 2001).


(b) BW Master Fund has sole voting power and sole dispositive power with regard to 2,175,200 Shares. BW Partners has sole voting power and sole dispositive power with regard to 181,300 Shares. The limited partners of BW Master Fund are Blue Water Partners I, L.P. and Blue Water Fund, Ltd. Because they are the only limited partners of BW Master Fund, their ownership of interests in BW Master Fund may, under SEC interpretations, be deemed ownership of the securities owned by

BW Master Fund. Blue Water Partners I, L.P. and Blue Water Fund, Ltd. each specifically disclaims ownership of the securities described in this report. BW Partners holds title to and has sole power to vote or to direct the vote of 181,300 of the 2,356,500 Shares described in this filing. Blue Water Partners, L.L.C. is the general partner of each of BW Master Fund, and BW Partners, and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Blue Water Partners, L.L.C. specifically disclaims ownership of the securities described in this report. JDI Management Corp. provides investment advisory services to Blue Water Partners, L.L.C., and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. JDI Management Corp. specifically disclaims ownership of the securities described in this report. Jonathan D. Iseson holds a controlling interest in JDI Management Corp. and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Jonathan D. Iseson specifically disclaims ownership of the securities described in this report.

PSM has sole voting power and sole dispositive power with regard to 100,000 Shares. Dr. Vogel has the sole voting power and sole dispositive power with regard to 463,240 Shares. The Group has sole voting power and dispositive power with regard to 1 share.


(c)         Not applicable.

(d)         Not applicable

(e)         Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     The Group has entered into a Joint Filing Agreement dated as of May 11, 2001 with the other Registrants, substantially in the form as the Joint Filing Agreement attached as Exhibit 1 to the 13D filed by the Group on April 26, 2001.

     The Registrants have agreed to act in concert for the purposes of influencing the business and affairs of the Issuer in the manner described in
Item 4 hereof. However, the Registrants presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Shares or any other equity securities and will continue to maintain individual and independent decision making with respect to the acquisition, disposition or voting of the Shares and any of its other securities beneficially owned by each Registrant. Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Certain Group members have entered into a Stock Option Agreement with Netgateway, Inc. (OTC BB: NGWY.OB) ("Netgateway") pursuant to which they have granted Netgateway an irrevocable 45-day option to purchase a total of up to 300,000 Shares at an exercise price of $3.80 per share. Under the Stock Option Agreement, Netgateway has granted to the Group members an irrevocable 45-day option to purchase a total of up to 300,000 shares of common stock of Netgateway at an exercise price of $0.356 per share. Although there are signature lines on the Stock Option Agreement for Robert J. Harman and Susan P. Harman, they did not sign the Stock Option Agreement and have advised the Group that they will not do so.

     There have been preliminary discussions between Netgateway and the Group as to whether there may be a strategic fit between the two companies. However, the Group has not fully analyzed or determined whether this is the case, no agreement has been reached with Netgateway other than the Stock Option Agreement, and there have been no specific negotiations between the Group and Netgateway concerning any acquisition, merger or other transaction potentially involving the Company and Netgateway.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Number    Description
------    -----------
3. Stock Option Agreement dated as of April 25, 2001, by and among, Netgateway, Inc. and certain stockholders of NetSol International, Inc.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal






BLUE WATER PARTNERS II, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal




PSM INTERNATIONAL LIMITED

By:

/s/ GRAEME GLEW
----------------------------------
Name: Graeme Glew
Its: Managing Director


/s/ DR. HENRY VOGEL
----------------------------------
Dr. Henry Vogel



NETSOL SHAREHOLDERS GROUP, LLC

By:  Blue Water Master Fund, L.P.
Its: Manager

         By:  Blue Water Partners, LLC
         Its: General Partner

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                  Its: Principal

EXHIBIT INDEX

Number    Description
------    -----------
3. Stock Option Agreement dated as of April 25, 2001, by and among, Netgateway, Inc. and certain stockholders of NetSol International, Inc.